Exhibit 12.1
Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Three Months March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Loss from continuing operations before income taxes	$(33,473)	$(1,588,332)	$(541,270)	$(220,766)	$(173,291)	$(221,070)
Fixed charges	28,135	122,505	121,608	97,903	66,616	62,002
Capitalized interest	(140)	(6,288)	(7,232)	(5,266)	(803)	(1,983)
Preferred stock dividend requirements	(3,152)	(22,866)	(22,661)	(10,647)	(2,793)	—
	$(8,630)	$(1,494,981)	$(449,555)	$(138,776)	$(110,271)	$(161,051)
Fixed charges:
Interest expense	$24,434	$90,951	$88,831	$78,841	$59,339	$56,216
Capitalized interest	140	6,288	7,232	5,266	803	1,983
Rent factor	409	2,400	2,884	3,149	3,681	3,803
Preferred stock dividend requirements	3,152	22,866	22,661	10,647	2,793	—
	$28,135	$122,505	$121,608	$97,903	$66,616	$62,002

Ratio of earnings to fixed charges and preferred stock dividends [1]	—	—	—	—	—	—

1 During the three months ended March 31, 2016 and the years ended December 31, 2015, 2014, 2013, 2012, and 2011, earnings were deficient by $36,765, $1,617,486, $571,163, $236,679, $176,887 and $223,053, respectively, regarding the coverage of fixed charges and preferred stock dividends.